NEWS RELEASE

Joint Venture Partners Brascan Power and Emera Close Acquisition of
Hydroelectric Facilities in New England

Gatineau, Quebec and Halifax, Nova Scotia, May 24 , 2005 – Brascan Power Inc. and Emera Inc., in a 50-50 joint venture, announced today the completion of the acquisition of the 610 megawatt (MW) Bear Swamp Hydroelectric Generating Facility, located on the Deerfield River in northern Massachusetts for US $92 million. The assets are comprised of a 600 MW hydroelectric pumped storage generating station and a conventional 10 MW generating station.

“We are pleased to add this quality asset to our growing portfolio in the northeast,” said Chris Huskilson, President and Chief Executive Officer of Emera Inc. “Our operating and marketing expertise will enable us to maximize the value of this asset for our shareholders.”

“We’re excited to own and operate the unique Bear Swamp complex. It represents a meaningful addition to our capacity in the northeast U.S. and enhances our operating and power marketing flexibility,” said Harry Goldgut, Chairman and Chief Executive Officer of Brascan Power.

The Bear Swamp facility contains an underground powerhouse with a lower dam, powerhouse and reservoir, and four upper dikes creating an upper reservoir. The powerhouse at the lower dam, known as the Fife Brook generating station, contains a single Francis type turbine. The Bear Swamp powerhouse contains two 300 MW reverse Francis-type pump turbines. The facility is interconnected to the New England power grid and sells energy, capacity and ancillary products to New England’s Independent System Operator.

About Brascan Power

Brascan Power Inc. comprises the power generating, transmission, distribution and marketing operations of Brascan Corporation. It is a producer and distributor of power, and among the lowest cost producers of electricity in North America. Brascan Power owns and operates over 130 power generation facilities with a total generating capacity of over 3,300 megawatts. The Company has developed and successfully operated hydroelectric power facilities, primarily across North America, for almost 100 years. (See www.brascanpower.com for more details). Brascan Corporation (NYSE/TSX: BNN) is an asset management company. With a focus on property, power and other infrastructure assets the company has over $40 billion of assets owned and under management. (See www.brascancorp.com for more details).

About Emera Inc.

Emera Inc. (EMA-TSX) is an energy and services company with 570,000 customers and $4.0 billion in assets. The core business of Emera is electricity and the company has two wholly-owned regulated electric utility subsidiaries, Nova Scotia Power Inc. and Bangor Hydro-Electric Company. Nova Scotia Power supplies over 95% of the electric generation, transmission and distribution in Nova Scotia. Nova Scotia Power’s Point Tupper and Lingan generating facilities have been ranked #1 and #2 in Canada in operating performance by The Canadian Electricity Association. Bangor Hydro provides electricity transmission and distribution service to 110,000 customers in eastern Maine. It is a member of the New England Power Pool, and is interconnected with the other New England utilities to the south and with New Brunswick Power to the north. Emera also owns a 12.9% interest in the Maritimes & Northeast Pipeline, which delivers Sable natural gas to markets in Maritime Canada and the northeastern United States; Emera Energy Services which manages energy assets on behalf of third parties and provides related services; and Emera Fuels, which distributes home heating oil and related products to customers in the Maritime provinces.

Brascan Power Shelley Moorhead	Emera Inc. Judy Steele CA
Director, Corporate Communications & Investor Relations	Director, Investor and External Relations
Tel: (819) 561-8072	Tel: 902-428-6999
Email: shelley.moorhead@brascanpower.com	Email: judy.steele@emera.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the companies’ Annual Reports and Brascan’s 40-F filed with the Securities and Exchange Commission. The companies undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.